SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

_____________________________________________

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

_____________________________________________

American Oriental Bioengineering, Inc.

(Name of the Issuer)

American Oriental Bioengineering, Inc.
(Names of Persons Filing Statement)

Common Stock, par value $0.002 per share
(Title of Class of Securities)

028731404
(CUSIP Number of Class of Securities)

Mr. Tony Liu
Chairman and Chief Executive Officer
1 Liangshuihe First Avenue
Beijing Economic and Technology Development Area, E-Town
Beijing, 100176 PRC
+ 86-10-5982-2039
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of
the Persons Filing Statement)

with copies to:
Mitchell S. Nussbaum
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154
(212) 407-4000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

☐		Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,753,580	$483.46 (3)

(1)	Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock owned by holders as a result of the reverse stock split.

(2)	Determined pursuant to Exchange Act Rule 0-11(b)(1), as amended by multiplying the transaction value of $3,753,580 by .0001288, which is $128.80 per $1,000,000.

(3)	Previously Paid.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

2

INTRODUCTION

This Amendment No. 4 to Rule 13E-3 Transaction Statement (the “Schedule 13E-3”), is being filed by American Oriental Bioengineering, Inc., a Nevada corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”), under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, in connection with a proposed "going private" transaction. After careful consideration, our Board of Directors (the “Board”) has concluded that the costs associated with being a public reporting company in the U.S. are not justified by the benefits. The primary purpose of the going private transaction is to reduce the number of record holders of the Company’s common shares, par value $0.002 per share (the “Common Shares”) to fewer than 300 allowing the Company to deregister its Common Shares under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 13(a) and/or Section 15(d) of the Exchange Act. After the termination of the registration of our Common Shares and suspension of our duty to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”), we will no longer be subject to the reporting and related requirements under the Exchange Act and we will cease to file reports and information with the SEC, as more fully described in the accompanying Proxy Statement (the “Transaction”).

To accomplish the reduction in the number of record holders of the Common Shares, the Company will effect a reverse stock split of the Common Shares, whereby each 501 shares of Common Shares outstanding as of the effective date of the reverse stock split will be converted into one whole share of Common Shares (the “Reverse Stock Split”). In lieu of issuing any fractional shares held by stockholders as a result of the Reverse Stock Split, the Company will make a cash payment equal to $0.50 (the “Cash Payment”). Accordingly, stockholders owning fewer than 501 pre-Reverse Stock Split shares will have no further interest in the Company, no longer be stockholders of the Company and will be entitled to receive only the Cash Payment multiplied by the number of pre-Reverse Stock Split shares owned by them. Stockholders owning at least 501 pre-Reverse Stock Split shares, who after the Reverse Stock Split will continue as stockholders, but own a fractional share as a result of the Reverse Stock Split will receive a Cash Payment based on their pre-Reverse Stock Split share equivalent of their fractional share. The total amount of funds necessary to make Cash Payments to stockholders in connection with the Transaction and for related expenses is estimated to be approximately $4.1 million. The funds for the Transaction will come from the Company’s cash on hand. Stockholders who receive cash in lieu of fractional shares will be entitled to dissenter’s rights for the “fair value” of their fractional share under Nevada law.

Following the Reverse Stock Split, the Company will have fewer than 300 stockholders of record. As a result, the Company will be eligible to, and intends to, suspend its reporting obligations under Section 13(a) and/or Section 15(d) of the Exchange Act, after which time the Company will no longer be subject to the reporting requirements under the Exchange Act.

Under Nevada law, the Board may implement the Reverse Stock Split with the approval of stockholders holding a majority of the voting power of the Common Shares. Therefore, the board is soliciting proxies to seek approval of the Reverse Stock Split. The Reverse Stock Split will be conducted upon the terms and subject to the conditions set forth in the Company’s proxy statement, which is incorporated by reference to Exhibit (3)(a)(i) to this Schedule 13E-3 (the “Proxy Statement”). Contemporaneously with the filing of this Schedule 13E-3, the Company has also filed the Proxy Statement on Schedule 14A under the Exchange Act. The information contained in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by this reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

Item 15. Additional Information.

Other Material Information.

On March 14, 2014, the stockholders approved the Reverse Stock Split.

On March 21, 2014, the Board of Directors of the Company, by unanimous written consent, set the effective date of the Reverse Stock Split to be March 25, 2014 at 4:01p.m. ET/1:01p.m. PT.

On March 25, 2014, at 4:01 p.m.ET/1:01p.m.PT the Reverse Stock Split was effected. Following the Reverse Stock Split, the Company had fewer than 300 stockholders of record. As a result, the Company intends to suspend its reporting obligations under Section 13(a) and/or Section 15(d) of the Exchange Act.

The Company’s common stock is currently quoted in the over-the-counter markets. As required, FINRA must review the Reverse Stock Split transaction and set the date to effect the Reverse Stock Split in the market. As of today, FINRA is still in the process of completing its review. As a result, although the Reverse Stock Split became effective under Nevada law on March 25, 2014 at 4:01 p.m. E.T./ 1:01 p.m. PT, the Reverse Stock Split has not yet been reflected in the over-the-counter market.

3

Item 16. Exhibits.

(a)(3)(i)    Proxy Statement to be mailed to stockholders of the Company (previously filed).

(a)(5)(i)    Financial statements and notes thereto included in the Annual Report on Form 10-K for the year ended December 31, 2012 (incorporated by reference to such report filed with the SEC on June 11, 2013)(previously filed).

(a)(5)(ii)   Financial statements and notes thereto included in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 (incorporated by reference to such report filed with the SEC on January 30, 2014 ) (previously filed).

(a)(5)(iii)  Current Report on Form 8-K, dated March 17, 2014

(a)(5)(iv)  Current Report on Form 8-K, dated March 25, 2014

(b)            Not applicable.

(c)            The opinion of Roth Capital Partners, LLC, dated October 24, 2013, attached as Exhibit A to the Proxy Statement, is incorporated herein by reference. (previously filed).

(d)            Not applicable

(e)            Not applicable

(f)             Summary of Dissenters’ Rights (included in the Proxy Statement under the caption “Other Matters Related to the Transaction - Dissenters’ Rights”); Sections 92A.300 to 92A.500 of the Nevada Revised Statutes (included as Annex B to the Proxy Statement) (previously filed).

(g)            Not applicable.

4

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN ORIENTAL BIOENGINEERING, INC.

By:	/s/ Tony Liu
Name: Tony Liu Title: Chairman and Chief Executive Officer

Date: March 27, 2014

5